Amsterdam • 16 May, 2007
Mexican court confirms ruling on ING claims dispute
Seguros ING S.A. de C.V., the insurance company of ING in Mexico, has been notified by a federal appellate court in Mexico City about a final ruling in the judicial process with regard to a civil claim involving the Mexican company Grupo Fertinal S.A. and certain affiliates.
According to this ruling, Grupo Fertinal has been awarded approximately USD94 million plus interest under the policy. Today’s ruling affirms the ruling of a lower court in December 2005 regarding interpretation of the parties’ insurance policy.
ING expects that the risk in the policy is adequately covered by provisions taken as well as reinsurance coverage.
As has previously been announced, Seguros ING S.A. de C.V has been involved in a judicial procedure with Grupo Fertinal S.A. since the hurricane ‘Juliette’ in September 2001 caused damage to mines of Fertinal in the Mexican state of Baja California Sur.
The dispute involves what amounts are due for certain hurricane-related damages under the insurance policy issued to Fertinal. This is the final court ruling in the process.

Press enquiries:
Pilar Teixeira, ING Group	+ 31 6 520 93 715,	pilar.teixeira@ing.com
Dana Ripley, ING Americas	+1 404 788 96 24,	dana.ripley@us.ing.com
ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in 50 countries. With a diverse workforce of over 120,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand